Exhibit 99.1

Etoiles Capital Group Co., Ltd. Announces Unaudited Financial Results For The Six Months Ended June 30, 2025

Hong Kong, Dec. 15, 2025 (GLOBE NEWSWIRE) -- Etoiles Capital Group Co., Ltd. (“we”, “EFTY” or the “Company”) (Nasdaq: EFTY) is an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Cayman Islands”) with no material operations of its own. The Company conduct its operations as a single-segment business, specializing in integrated investor relations services in Hong Kong, through our indirect wholly-owned Hong Kong subsidiary, Etoiles Consultancy Limited (“Etoiles Consultancy”). Etoiles Financial Group Limited (“Etoiles Financial”), our other Hong Kong subsidiary, has no material operations of its own and is mainly used to handle administrative expenses.

The Company today announced its unaudited financial results for the six months ended June 30, 2025.

First Half of 2025 Financial and Operating Highlights

●	Revenue increased by 196.6% from US$607,115 to US$1,800,576

●	Operating expenses increased by 74.1% from US$613,210 to US$1,067,654

●	Net profit (loss) and total comprehensive profit (loss) increased by 9,116.7% from net loss of US$6,810 to net profit of US$614,038

Mr. Kit Shing, CHEUNG, Director, Chief Executive Officer and Chairman of the Board of Directors of the Company, commented, “Founded in 2013, we are an integrated investor relation service provider in Hong Kong. Our mission is to become a leading integrated investor relation services provider in Hong Kong in terms of revenue. We strive to provide one-stop solution to companies in managing their institutional relations, engaging constructive discussion with their stakeholders and tailor creative solutions to navigate the ever-changing financial landscape.”

“We are also proud to announce that the Company has listed its shares on the Nasdaq Capital Market on August 8, 2025 and the shares of the Company are now trading on the Nasdaq under ticker “EFTY.” We believe the listing on Nasdaq is an important milestone for the Company. We will actively explore options for the Company to grow further and create value for our shareholders” concluded Mr. CHEUNG.

FINANCIAL RESULTS

Revenue

For the six months ended June 30, 2025, our total revenue increased significantly to US$1,800,576, compared to US$607,115 for the six months ended June 30, 2024. This substantial growth was primarily driven by an expansion in our service offerings and a significant increase in client engagements. The majority of our revenue was generated from clients based in Hong Kong, which accounted for US$1,660,427, followed by US$140,149 from the United States. The increase in revenue was primarily attributable to the rising demand for investor relations services from Hong Kong-listed and U.S.-listed companies, as well as pre-IPO firms seeking advisory support.

Operating expenses

Operating expenses for the six months ended June 30, 2025, increased to US$1,067,654, compared to US$613,210 for the six months ended June 30, 2024. The rise in expenses was primarily due to the costs associated with business expansion, increased staffing, and higher service execution costs. Direct cost of revenue increased to US$250,909, reflecting higher subcontracting and supplier fees. Selling expenses amounted to US$80,223, primarily due to marketing and business development efforts, while general and administrative expenses increased to US$736,522 as a result of new hires and investments in operational infrastructure.

Other income (expense), net

Other income (expense) mainly represents net of other income and interest expenses.

Income tax (expense) credit

Our income tax expenses increased by US$100,184 or 8,218.5%, from tax credit of US$1,219 for the six months ended June 30, 2024, to tax expense of US$98,965 for the six months ended June 30, 2025 in line with increase in taxable income for the six months ended June 30, 2025.

Net income (loss)

As a result of the foregoing, we reported a net profit of US$628,030 for the six months ended June 30, 2025, as compared to a net loss of US$6,814 for the six months ended June 30, 2024 as the reasons discussed above.

About Etoiles Capital Group Co., Ltd.

We are an exempted company with limited liability, incorporated under the laws of the Cayman Islands on September 13, 2024, as a holding company. Our business operations are conducted through our indirect wholly-owned Hong Kong subsidiary, Etoiles Consultancy. We also own Etoiles Financial, a company with no material operations of its own and mainly used to handle administrative expense. We operate as a single-segment business, specializing in integrated investor relations services in Hong Kong. Etoiles Consultancy and Etoiles Financial were founded in 2013 and 2023, respectively. Since 2023, our Hong Kong Operating Subsidiary has focused on providing integrated investor relation services and building up our expertise and track record in the financial industry. Our Hong Kong Operating Subsidiary primarily targets companies that intend to seek a listing or are listed on the stock exchanges in Hong Kong or U.S.. Our clients mainly consist of (i) clients that intend to seek a listing or are listed on a stock exchange; and (ii) companies and professional firms in the financial industry.

For more information, please visit the Company’s website: https://www.etoilesgroup.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s announcement and other filings with the SEC.

For more information, please contact:

Etoiles Capital Group Co., Ltd.

Email: ir@etoilesfin.com